FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 11, 2004, announcing that Registrant’s long-time customer, Elektra, will be expanding its existing Gilat satellite-based VSAT network with an additional 900 Skystar 360E sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors

Dated: February 12, 2004

Feb 11, 2004

Long-Time Gilat Customer Elektra to Significantly Expand VSAT Network
Mexican company to add 900 Skystar 360E VSATs by year’s end

Mexico City, Mexico, February 11, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today that its long-time customer Elektra will be significantly expanding its existing Gilat satellite-based VSAT network with an additional 900 Skystar 360E sites. Elektra’s network provides internal connectivity services to its own retail outlets in Mexico, Central America and as far as Peru.

Elektra is Mexico’s leading home appliance and electronics retail chain with over 850 locations throughout Mexico. Elektra’s private VSAT network, which was first deployed by Gilat towards the end of 2002, started with 850 VSATs and was expanded consistently throughout 2003. In the latest network expansion, 400 Skystar 360E VSATs will be deployed in the first quarter of 2004 with an additional 500 sites to be deployed during the year. Among the services provided by Elektra to its many clients are wire transfer, inventory, point of sale, and credit card authorization services as well as internal corporate data transfer applications. Elektra’s sister company, Banco Azteca, has branches in most of the Elektra stores. It is the only bank in Mexico that runs all of its banking applications over the satellite using Gilat’s advanced VSAT technology.

Melinda Givaudan, General Manager for Gilat Mexico, said, “This latest expansion of Elektra’s network demonstrates the confidence they have in satellite technology in general and in Gilat’s equipment in particular. Satellite-based VSAT technology clearly provides advantages for a network as large as Elektra’s, such as the ability to deploy sites anywhere rapidly and cost effectiveness vis a vis terrestrial alternatives. We are pleased to continue to enhance our relationship with Elektra which now has one of the largest satellite-based networks of its kind in Mexico and the Central America region and Peru.”

The Skystar 360E platform offers a flexible, two-way, satellite-based solution enabling interactive broadband IP and multicasting applications. With DVB standards and extensive IP capabilities, the Skystar 360E supports virtually any data and IP multicast application.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™,Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com